Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

April 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	KAYAK Software Corporation

Amendment No. 10 to Registration Statement on Form S-1

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, KAYAK Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 10 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 2, 2012 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 9 as filed on March 9, 2012.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Generate Revenues, page 36

1.	Further to prior comment 24 from our letter dated December 15, 2010, for each of your largest customers discussed in this section, please disclose the percentage of your fiscal 2011 revenues attributable to distribution revenues versus those attributable to advertising revenues. We note that you provided corresponding disclosure for fiscal 2010 in prior amendments. If you believe that this disclosure is no longer material to an understanding of your results of operations, please explain why in your response letter.

We note the Staff’s comment and respectfully submit that the Company no longer considers this break-out of revenue to be meaningful to users of its financial statements for the reasons set forth below in response to the Staff’s Comment 5.

Mark P. Shuman

U.S. Securities and Exchange Commission

April 20, 2012

Results of Operations

Revenue, page 38

2.	Further to the above comment, we note that you no longer provide separate disclosure of revenues pertaining to advertising and distribution services. Please tell us your consideration for quantifying each of these revenue streams and providing explanations for any changes to these revenue streams for each period presented. It appears such information may be important to an understanding of your results of operations, given your discussion of these revenue streams throughout your registration statement. Please refer to Item 303(a)(3) of Regulation S-K.

We note the Staff’s comment and respectfully submit that the Company no longer considers this break-out of revenue to be meaningful to users of its financial statements for the reasons set forth in response to the Staff’s Comment 5. Further to that response, the Company notes that both types of revenue are impacted by the same underlying business metric and driver: queries. The Company also notes that the customer base and economics are similar for both types of revenue. As a result of these factors, breaking out the revenue streams does not provide the user with a better understanding of the Company’s results of operations.

Liquidity and Capital Resources, page 43

3.	We note that as of December 31, 2011, you had cash, cash equivalents and marketable securities of $46.3 million that you expect to use for brand marketing, expansion in Europe and general corporate purposes. Please revise to disclose the amount of cash, cash equivalents and marketable securities held by foreign subsidiaries that is not available to fund domestic operations and obligations without paying taxes upon its repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

We note the Staff’s comment and respectfully submit that the Company has revised its disclosure on page 43 of the Registration Statement to set forth the amount of cash held by foreign subsidiaries that is not available to fund domestic operations without paying taxes on repatriation.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 46

4.	We note that the table on page 50 is presented as of July 31, 2011 and shows total stock options granted in 2011 of 770,000, whereas the table on page F-24 is presented as of December 31, 2011 and shows total stock options granted in 2011 of 1,165,000. Please revise your table on page 50 to include stock options granted through December 31, 2011. Furthermore, please continue to revise your registration statement for additional grants of stock options or other equity awards through the effective date of the registration statement.

Mark P. Shuman

U.S. Securities and Exchange Commission

April 20, 2012

We note the Staff’s comment and respectfully submit that the Company has revised page 50 of its Registration Statement to include stock option grants subsequent to July 31, 2011.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segments, page F-7

5.	We note from disclosure elsewhere in the filing that revenues are derived primarily from two main sources: advertising and distribution. Please revise to separately disclose revenues for each of these services pursuant to the guidance of ASC 280-10-50-40.

We note the Staff’s comment and respectfully submit that the Company does not consider distribution and advertising to be meaningfully different revenue streams. In fact, the Company notes that it has one class of customer (comprised of travel providers and OTAs) and all of the Company’s products are designed to do the same thing: refer qualified traffic to its customers. In some cases, the Company does so by showing travel results and in others, the Company does so by showing advertisements on its sites. The Company manages its business to provide the best user experience and to maximize revenues per thousand queries. This may be accomplished through distribution, advertising or a combination of the two. Lastly, the Company notes that when management reports the Company’s results to its Board of Directors, management presents revenue as one line item and does not separately present distribution and advertising revenues.

Note 9. Income Taxes, page F-16

6.	We note that you have not recorded U.S. income and foreign withholding taxes on the earnings of your foreign subsidiaries because you intend to permanently reinvest such earnings. Please revise to quantify the amount of unremitted earnings held by foreign subsidiaries. Please refer to ASC 740-30-50-2(b).

We note the Staff’s comment and respectfully submit that the Registration Statement has been revised on page F-17 to quantify the amount of unremitted earnings held by foreign subsidiaries.

Mark P. Shuman

U.S. Securities and Exchange Commission

April 20, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, KAYAK Software Corporation

Karen Ruzic Klein, KAYAK Software Corporation

Melissa W. Reiter, KAYAK Software Corporation

Paul M. English, KAYAK Software Corporation

David W. Mason, KAYAK Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Elizabeth E. Larcano, Bingham McCutchen LLP

Priya C. Howell, Bingham McCutchen LLP

4